19
3/7

3/7/00

02019068

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 SEC PROCESSING SECTION WASH DC 354

SEC FILE NUMBER
8-50895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Re Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 College Road East
(No. and Street)

Princeton	New Jersey	08543-5241
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Levatino — 609/419-8691
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

150 John F. Kennedy Parkway	Short Hills,	New Jersey	07078
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Salvatore Levatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Re Securities Corporation, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Chief Financial and Compliance Officer
Title

Notary Public
JILLIAN S. HAGUE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8-4-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AMERICAN RE SECURITIES CORPORATION

(a wholly-owned subsidiary of American Re Corporation)

Financial Statements and Supplemental Schedules

December 31, 2001

(With Independent Auditor's Report Thereon and
Supplemental Report on Internal Control Required
By Rule 17a-5)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
American Re Securities Corporation:

We have audited the accompanying statement of financial condition of American Re Securities Corporation (a wholly owned subsidiary of American Re Corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Re Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2002

KPMG LLP

AMERICAN RE SECURITIES CORPORATION
(a wholly-owned subsidiary of American Re Corporation)

Statement of Financial Condition

December 31, 2001

Assets

Cash and invested cash	$1,185,908
Deposit with clearing organization	10,207
Accrued investment income	2,340
Deferred tax asset	1,320,174
Equipment and improvements, net of accumulated depreciation of $1,565	876
Total assets	$2,519,505

Liabilities and Stockholder's Equity

Liabilities:	
Due to affiliates	$308,458
Accrued bonus payable	375,000
Other liabilities	23,000
Total liabilities	706,458
Stockholder's equity:	
Common stock – $.01 par value, 100 shares authorized; 100 shares issued and outstanding	1
Additional paid-in-capital	3,749,999
Accumulated deficit	(1,936,953)
Total stockholder's equity	1,813,047
Total liabilities and stockholder's equity	$2,519,505

See accompanying notes to financial statements.

AMERICAN RE SECURITIES CORPORATION
(a wholly-owned subsidiary of American Re Corporation)

Statement of Operations

For the year ended December 31, 2001

Revenues:	
Structuring fees	$537,125
Interest	76,888
Total revenues	614,013
Expenses:	
Employee compensation and benefits	910,782
Travel and travel items	90,472
Rent	42,054
Equipment and maintenance	65,334
Printing and stationary	15,225
Telephone, postage, and office supplies	13,498
Professional fees	49,340
Consulting fees	38,009
Outside services	17,500
Service fees and allocated expenses from affiliates	454,249
Other expenses	19,179
Total operating expenses	1,715,642
Net loss before income taxes	(1,101,629)
Income tax benefit	(448,398)
Net loss	$(653,231)

See accompanying notes to financial statements.

AMERICAN RE SECURITIES CORPORATION
(a wholly-owned subsidiary of American Re Corporation)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2001

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2000	$ 1	$3,249,999	$ (1,283,722)	$1,966,278
Net loss	—	—	(653,231)	(653,231)
Capital contribution	—	500,000	—	500,000
Balance, December 31, 2001	$ 1	$3,749,999	$(1,936,953)	$1,813,047

See accompanying notes to financial statements.

AMERICAN RE SECURITIES CORPORATION
(a wholly-owned subsidiary of American Re Corporation)

Statement of Cash Flows

For the year ended December 31, 2001

Cash flows from operating activities:	
Net loss	$(653,231)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in accrued investment income	10,375
Depreciation expense	488
Decrease in due from affiliate	240,000
Decrease in accrued bonus payable and other liabilities	(466,980)
Decrease in due to affiliate	(151,479)
Increase in deferred tax asset	(449,684)
Increase in deposit with clearing organization	(10,207)
Net cash used in operating activities	(1,480,718)
Cash flows from financing activities:	
Capital contribution	500,000
Net cash provided by financing activities	500,000
Net decrease in cash and invested cash	(980,718)
Cash and invested cash at beginning of year	2,166,626
Cash and invested cash at end of year	$1,185,908
Supplemental information:	
Income tax paid	1,286
Interest payments	-

See accompanying notes to financial statements.

AMERICAN RE SECURITIES CORPORATION
(a wholly-owned subsidiary of American Re Corporation)

Notes to Financial Statements

December 31, 2001

1. Organization

American Re Securities Corporation (the Company) was incorporated on January 20, 1998 in the state of Delaware and is a wholly-owned subsidiary of American Re Corporation (ARC), which is a wholly-owned subsidiary of Munich-American Holding Corporation, a Delaware holding company (MAHC), which in turn is ultimately a wholly-owned subsidiary of Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen (Munich Re). The primary business of the Company is to originate, underwrite, distribute and trade securitized insurance/reinsurance risk as well as provide financial advisory services.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. Summary of Significant Accounting Polices

Basis of Presentation

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America and include the accounts of the Company. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Invested Cash

For purposes of the statement of cash flows, the Company considers cash and invested cash to comprise primarily cash and a money market fund. Interest income on the money market fund is recognized when earned.

Equipment and Improvements

Equipment and improvements are stated at cost, net of accumulated depreciation, which is provided on a straight-line basis over the estimated useful lives.

2. Summary of Significant Accounting Polices (continued)

Structuring Fees

The Company recognizes fees for structuring security issuances for its clients upon completion of the issuance. The securitization of insurance risk assists clients by mitigating such risks through the use of the capital markets.

Accounting for Income Taxes

The Company reports its liability and expense for income taxes under the requirements of Statement of Financial Accounting Standards (SFAS) No. 109. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes, measured by applying currently enacted tax laws. Under SFAS 109, the Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

3. Related Parties

Intercompany balances payable represent operating expenses of the Company paid by American Re-Insurance Company (American Re). The Company has an agreement with American Re whereby the Company's operating expenses (i.e., employee compensation and benefits, service fees and allocated expenses from affiliates, and other expenses) for the period are paid by American Re and reimbursed by the Company on a quarterly basis.

The Company earned $300,000 from American Re Capital Markets (ARCM), an affiliate of the Company, for its assistance in structuring the issuance of catastrophe-related securities called Modeled Index Linked Securities (ModILS) worth $120 million. The catastrophe bonds protect against risks from Eastern hurricanes, and New Madrid earthquakes on behalf of American Re.

American Re and ARCM provide professional and administrative services for the Company. As part of these services, American Re and ARCM initially incur the costs of these services and charge the Company for reimbursement of these costs. During 2001, the Company incurred an expense of $60,000 to American Re and $60,000 to

3. Related Parties (continued)

ARCM, totaling $120,000, for these services. In addition, the Company recorded $334,249 in allocated expenses from American Re for corporate overhead charges. These costs have been recorded as service fees and allocated expenses from affiliates in the statement of operations.

In 2001, the Company received a capital contribution of $500,000 from its parent, ARC.

4. Fair Value of Financial Instruments

Financial instruments of the Company are reported in the statement of financial condition at carrying amounts that approximate fair values because of the short maturity of such instruments.

5. Federal and State Income Taxes

The net deferred tax asset recorded at December 31, represents the net temporary differences between the tax bases of assets and liabilities and their amounts for financial reporting. The components of the net deferred tax asset, based on a tax rate of 35% for federal and 9% for state at December 31, are as follows:

Federal net operating loss	$1,134,997
State tax net operating loss	185,177
Deferred tax asset	$1,320,174

Federal net operating losses expire through 2019. State net operating losses expire through 2006.

The Company is required to establish a "Valuation Allowance" for any portion of the deferred tax asset that management believes will not be realized. No valuation allowance was established because it is more likely than not that all of the deferred tax asset will be realized.

5. Federal and State Income Taxes (continued)

The provision for income taxes differs from the amount of income tax determined by applying the 35% U.S. statutory federal income tax rate to pretax loss as the result of the nondeductibility of meals and certain entertainment expenses and the deductibility of state and local income taxes. Included in the provision is the calculation of state and local income taxes.

The components of income tax expense (benefit) are as follows:

	Current	Deferred	Total
Federal	$ —	$(349,251)	$(349,251)
State	1,286	(100,433)	(99,147)
Total federal and state income tax expense (benefit)	$1,286	$(449,684)	$(448,398)

The Company is included in the consolidated federal income tax return of ARC and subsidiaries and is subject to a consolidated tax sharing agreement. Under this agreement, income tax expenses are primarily computed as if the Company filed a separate federal income tax return.

Net loss before income taxes	$(1,101,629)
Income tax rate	35%
Tax expense at the federal statutory income tax rate	(385,570)
Tax effect of:	
Meals and entertainment	1,618
State and local taxes	836
State income tax benefit	(65,282)
Federal and state income tax expense (benefit)	$(448,398)

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company's net capital is not less than $100,000. At December 31, 2001, the Company's net capital of $380,315 was $280,315 in excess of minimum regulatory requirements.

7. Subsequent Events

On February 6, 2002, ARC made an additional capital contribution of $500,000 to the Company.

AMERICAN RE SECURITIES CORPORATION
(a wholly-owned subsidiary of American Re Corporation)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Stockholder's equity	$1,813,047
Deductions:	
Non-allowable assets:	
Equipment asset	876
Deferred tax asset	1,320,174
Total non-allowable assets	1,321,050
Fidelity bond deduction	88,000
Total deductions	1,409,050
Net capital before haircuts	403,997
Haircuts	(23,682)
Net capital	380,315
Minimum net capital required - the greater of 6 2/3% of aggregate indebtedness or $100,000	100,000
Capital in excess of minimum requirement	$280,315
Aggregate indebtedness	$706,458
Ratio of aggregate indebtedness to net capital	185.76%

Note: There are no material differences between the above computation and the computation of net capital included in Amended Form X-17a-5 Part II A as filed by the Company on February 1, 2002.

Schedule II

AMERICAN RE SECURITIES CORPORATION
(a wholly-owned subsidiary of American Re Corporation)

Computation for Determination of Reserve Requirements

December 31, 2001

The Company is exempt from Rule 15c3-3 under subparagraph (k)(2)(i).

KPMG

345 Park Avenue
New York, NY 10154

The Board of Directors
American Re Securities Corporation:

In planning and performing our audit of the financial statements of American Re Securities Corporation (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2002